Exhibit 12

DAVE & BUSTER’S, INC.
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands, except ratios)

13 Weeks Ended
May 1,
2005
Income before provision for income taxes	$7,183

Add: Total fixed charges (per below)	4,818

Less:Capitalized interest	15

Total income before provision for income taxes, plus fixed charges, less capitalized interest	$11,986

Ratio of earnings to fixed charges	2.49

Fixed charges:
Interest expense **	1,926

Capitalized interest	15

Estimate of interest included in rental expense ***	2,877

Total fixed charges	$4,818

**	Interest expense includes interest in association with debt and amortization of debt issuance costs.

***	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).